Exhibit 99.86

VERSES

VERSES to Present at Integrous Big Hearts, Big Ideas Virtual Investor Conference on February 13 - 15, 2024

VANCOUVER, British Columbia, Feb. 08, 2024 -- VERSES AI Inc. (CBOE:VERS) (OTCQB:VRSSF) ("VERSES" or the "Company"), a cognitive computing company developing next-generation intelligent software systems, has been invited to present at Integrous Communications Big Hearts, Big Ideas Virtual Investor Conference, which is being held virtually on February 13-15th, 2024.

Gabriel Rene, VERSES AI Inc.'s CEO, is scheduled to present on **Wednesday, February 14, 2024 at 11:00am PT (2:00 PM EST).**

The presentation will be webcast live and available for replay via the following link:
https://www.webcaster4.com/Webcast/Page/3017/49871

Management will also be available for one-on-one meetings to be held throughout the conference and can be requested through the conference site.

To register for the event, Investors can go to the conference link: Big Hearts, Big Ideas Growth Virtual Conference

About VERSES AI

VERSES AI is a cognitive computing company specializing in biologically inspired distributed intelligence. Our flagship offering, Genius™, is patterned after natural systems and neuroscience. Genius™ can learn, adapt and interact with the world. Key features of Genius™ include generalizability, predictive queries, real-time adaptation and an automated computing network. Built on open standards, Genius™ transforms disparate data into knowledge models that foster trustworthy collaboration between humans, machines and AI across digital and physical domains. Imagine a smarter world that elevates human potential through innovations inspired by nature. For more information, please visit www.verses.ai.

About the Integrous Big Hearts, Big Ideas Growth Conference

Welcome to the 2024 Integrous Big Hearts, Big Ideas Growth Virtual Conference, where the nexus of innovation, ***big investment ideas*** and charitable giving all converge in a dynamic digital space.

The focus of this conference is to present smaller market cap companies that we believe are poised to be much bigger due to innovation, positioning, and increased visibility.

At the same time, we want to demonstrate compassion and realize that while we can pursue profits in our portfolios, ***giving back*** pays dividends in ways that benefit humanity and society. We truly believe that the two do go hand in hand.

Step into the future with us at the 2024 Integrous Big Hearts, Big Ideas Growth Conference, an unparalleled gathering where the ***pulse*** of innovation ***harmonizes*** with the ***rhythm*** of investment and charitable giving on a virtual platform.

Our carefully curated agenda features thought leaders, industry pioneers, and visionaries who will share insights on the latest trends, disruptive technologies, and emerging market dynamics that are shaping the future.

The conference will consist of company presentations (Public, and a select few Private), 1x1's, as well as presentations from some selected charities that we would like to highlight.

As we navigate the intersection of innovation, investment and ***giving***, the conference aims to spark opportunities for growth. Join us in this digital format where ideas take flight, investments find purpose, and the future unfolds in real-time.

Welcome to a revolution in connectivity, where the 2024 Integrous Big Hearts, Big Ideas Growth Conference sets the stage for a new era of investment, inspiration, and progress.

For further information:

On behalf of the Company
Gabriel René, Founder & CEO, VERSES AI Inc.

Press Inquiries: press@verses.ai

Investor Relations Inquiries
U.S., Matthew Selinger, Partner, Integrous Communications, mselinger@integcom.us 415-572-8152
Canada, Leo Karabelas, President, Focus Communications, info@fcir.ca 416-543-3120